UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

ICTV Brands, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

44931J 10 0
(CUSIP Number)

Norman H. Pessin
Sandra F. Pessin
Brian L. Pessin
Diana S. Pessin
366 Madison Avenue, 14th Floor
New York, NY 10017
(212) 661-2670
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44931J 10 0

1	NAME OF REPORTING PERSON NORMAN H. PESSIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,240,484
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,240,484
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,240,484
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 44931J 10 0

1	NAME OF REPORTING PERSON SANDRA F. PESSIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,696,079*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,696,079*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,696,079*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14	TYPE OF REPORTING PERSON IN

* Includes 3,529,412 shares of Common Stock to be acquired by the Reporting Person within 60 days of this Amendment No. 3.

CUSIP NO. 44931J 10 0

1	NAME OF REPORTING PERSON BRIAN L. PESSIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,989,651*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,989,651*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,989,651*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

* Includes 882,353 shares of Common Stock to be acquired by the Reporting Person within 60 days of this Amendment No. 3.

CUSIP NO. 44931J 10 0

1	NAME OF REPORTING PERSON DIANA S. PESSIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 57,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 44931J 10 0

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This Schedule 13D is being filed by Norman H. Pessin, Sandra F. Pessin, Brian L. Pessin and Diana S. Pessin (each a “Reporting Person”).  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Norman and Sandra Pessin is 366 Madison Avenue, 14th Floor, New York, NY 10017.  The address of the principal office of each of Brian and Diana Pessin is 310 East 75th Street, Apt. 2A, New York, NY 10021.

(c)           The principal business of each of Norman, Sandra and Brian Pessin is investing in securities.  The principal business of Diana S. Pessin is serving as Vice President of User Acquisition & Programmatic Buying with HBO.  Diana S. Pessin also serves on the Board of Directors of the Issuer.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the Reporting Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,240,484 Shares beneficially owned by Norman H. Pessin is approximately $1,276,496, including brokerage commissions.  The Shares owned by Norman H. Pessin were acquired with personal funds in open market purchases.

The aggregate purchase price of the 5,696,079 Shares beneficially owned by Sandra F. Pessin, which includes 3,529,412 Shares expected to be acquired by Sandra F. Pessin within 60 days of this Amendment No. 3 pursuant to the SPA (as defined and described in Item 4 hereto), is approximately $1,849,980, including brokerage commissions.  The Shares beneficially owned by Sandra F. Pessin were acquired with personal funds directly from the Issuer.

The aggregate purchase price of the 1,989,651 Shares beneficially owned by Brian L. Pessin, which includes 882,353 Shares expected to be acquired within 60 days of this Amendment No. 3 pursuant to the SPA, is approximately $786,790, including brokerage commissions.  The Shares beneficially owned by Brian L. Pessin were acquired with personal funds in open market purchases, except with respect to the Shares expected to be acquired directly from the Issuer within 60 days of this Amendment No. 3 pursuant to the SPA and 333,333 Shares purchased directly from the Issuer.

CUSIP NO. 44931J 10 0

The aggregate purchase price of the 57,200 Shares beneficially owned by Diana S. Pessin is approximately $38,560, including brokerage commissions.  The Shares owned by Diana S. Pessin were acquired with personal funds in open market purchases.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 7, 2016, Diana S. Pessin was appointed to the Board of Directors of the Issuer.

On October 4, 2016, each of Sandra F. Pessin and Brian L. Pessin entered into a Securities Purchase Agreement with the Issuer and the other investors named therein (the “SPA”), pursuant to which Sandra F. Pessin and Brian L. Pessin have agreed to purchase 3,529,412 and 882,353 Shares, respectively, at a purchase price of $0.34 per Share, for an aggregate purchase price of $1,500,000 (the “Investment Amount”).  The SPA is expected to close simultaneously with the closing of that certain asset purchase agreement, dated October 4, 2016, among the Issuer, ICTV Holdings, Inc., a wholly-owned subsidiary of the Issuer, PhotoMedex, Inc., Radiancy, Inc., PhotoTherapeutics Ltd and Radiancy (Israel) Limited (the “APA”), which is further described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2016.   Under the SPA, the Issuer has agreed to use the proceeds from the sale of the Shares under the SPA, to fund all or a portion of the purchase price under the APA.

In connection with the SPA, on October 4, 2016, each of Sandra F. Pessin and Brian L. Pessin entered into an Escrow Agreement with the Issuer, Bevilacqua PLLC, as escrow agent, and the other parties named thereto, pursuant to which Sandra F. Pessin and Brian L. Pessin deposited the Investment Amount into an escrow account with the escrow agent pending the closing of the SPA.

Pursuant to the SPA, the Issuer has also agreed to enter into a registration rights agreement with Sandra F. Pessin, Brian L. Pessin and the other investors named in the SPA, in connection with the closing of the SPA, pursuant to which the Issuer will file and maintain a registration statement with respect to the resale of the Shares purchased under the SPA on the terms and conditions set forth therein.

The descriptions of the SPA and Escrow Agreement are qualified in their entirety by reference to the SPA and Escrow Agreement, which are attached as Exhibits 99.1 and 99.2, respectively, hereto and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 28,202,739 Shares outstanding as of August 9, 2016, which is the total number of Shares reported outstanding in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2016, filed with the Securities and Exchange Commission on August 9, 2016.

CUSIP NO. 44931J 10 0

A.	Norman H. Pessin

(a)	As of the close of business on October 5, 2016, Norman H. Pessin beneficially owned 2,240,484 Shares.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 2,240,484
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,240,484
4. Shared power to dispose or direct the disposition: 0

(c)	Norman H. Pessin has not entered into any transactions in the Shares during the past sixty days.

B.	Sandra F. Pessin

(a)
As of the close of business on October 5, 2016, Sandra F. Pessin beneficially owned 5,696,079 Shares, which includes 3,529,412 Shares expected to be acquired by Sandra F. Pessin within 60 days of this Amendment No. 3.

Percentage: Approximately 18.0%

(b)	1. Sole power to vote or direct vote: 5,696,079*
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,696,079*
4. Shared power to dispose or direct the disposition: 0

(c)	Sandra F. Pessin has not entered into any transactions in the Shares during the past sixty days, except as disclosed in Items 4 and 6 hereto.

* Includes 3,529,412 Shares expected to be acquired within 60 days of this Amendment No. 3

C.	Brian L. Pessin

(b)
As of the close of business on October 5, 2016, Brian L. Pessin beneficially owned 1,989,651 Shares, which includes 882,353 Shares expected to be acquired by Brian L. Pessin within 60 days of this Amendment No. 3, 73,458 Shares which are held in trust for the benefit of his children, which trust Brian L. Pessin controls, and 94,300 Shares which are controlled by Brian L. Pessin but held for the benefit of his minor children.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 1,989,651**
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,989,651**
4. Shared power to dispose or direct the disposition: 0

(c)	Brian L. Pessin has not entered into any transactions in the Shares during the past sixty days, except as disclosed in Items 4 and 6 hereto.

** Includes 882,353 Shares expected to be acquired within 60 days of this Amendment No. 3

CUSIP NO. 44931J 10 0

D.	Diana S. Pessin

(b)	As of the close of business on October 5, 2016, Diana S. Pessin beneficially owned 57,200 Shares.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 57,200
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 57,200
4. Shared power to dispose or direct the disposition: 0

(c)	Diana S. Pessin has not entered into any transactions in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 4, 2016, Sandra F. Pessin and Brian L. Pessin entered into the SPA and Escrow Agreement, as further described in Item 4.  Item 4 is incorporated herein by reference.

On October 6, 2016, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Securities Purchase Agreement, dated October 4, 2016, by and among ICTV Brands Inc., LeoGroup Private Debt Facility, L.P., Sandra F. Pessin and Brian L. Pessin (incorporated by reference as Exhibit 10.5 from the Issuer’s Current Report on Form 8-K filed with the SEC on October 5, 2016).

99.2
Escrow Agreement, dated October 4, 2016, by and among ICTV Brands Inc., ICTV Holdings, Inc., PhotoMedex, Inc., Radiancy, Inc., PhotoTherapeutics Ltd., Radiancy (Israel) Limited, LeoGroup Private Debt Facility, L.P., Sandra F. Pessin, Brian L. Pessin and Bevilacqua PLLC (incorporated by reference as Exhibit 10.2 from the Issuer’s Current Report on Form 8-K filed with the SEC on October 5, 2016).

99.3	Joint Filing Agreement, dated October 6, 2016, by and between Norman H. Pessin, Sandra F. Pessin, Brian L. Pessin and Diana S. Pessin.

CUSIP NO. 44931J 10 0

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 2016
/s/ Norman H. Pessin
Norman H. Pessin

/s/ Sandra F. Pessin
Sandra F. Pessin

/s/ Brian L. Pessin
Brian L. Pessin

/s/ Diana S. Pessin
Diana S. Pessin